EXHIBIT 99.1


[Grupo Pao De Acucar Logo Omitted]                                   Page 1 of 2
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                   Companhia Brasileira de Distribuicao (CBD)
             Announces June and 2nd Quarter 2003 Sales Performance




Sao Paulo, Brazil, July 15, 2003 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited June 2003 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In the 2nd quarter of 2003, gross sales of Companhia Brasileira de Distribuicao totaled R$ 3,153.3 million and net sales, R$ 2,662.3 million, representing growths of, respectively, 26.6% and 26.3% compared to the same period in 2002. Same store net sales had a positive performance of 10.7% in the period, with a 16.0% growth in food products and an 8.3% decrease in non-food products. Our hypermarkets and supermarkets presented a two-digit growth in the 2nd quarter of 2003.

In June 2003, gross sales of Companhia Brasileira de Distribuicao totaled R$
970.8 million and net sales, R$ 819.4 million, representing growths of, respectively, 20.4% and 20.1% compared to the same period in 2002. Same store sales increased by 5.0% compared to the same month in the previous year, with an 8.3% growth in food products and a 7.7% decrease in non-food products. It is important to highlight that the Company's performance in June was affected by the absence of one Saturday compared to the same period in 2002. It is also important to remember that sales of non-food products were negatively affected by the strong comparative basis in the previous year, an effect of the 2002 World Cup.


Sales Performance

                     Same Stores               Total Stores
                     -----------               ------------

jun/02                  3.3%                       12.8%
jul/02                  5.3%                       24.8%
aug/02                  7.7%                       28.6%
sep/02                  2.6%                       22.6%
oct/02                  8.6%                       27.4%
nov/02                 11.7%                       28.6%
dec/02                  7.0%                       18.8%
jan/03                 10.0%                       23.6%
feb/03                 12.5%                       26.5%
mar/03                  4.0%                       17.8%
apr/03                 20.0%                       35.9%
may/03                  8.0%                       22.7%
jun/03                  5.0%*                      20.1%*


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 3.1% higher than the one registered in the same period in 2002. Same store sales' performance was -9.9%.


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[Grupo Pao De Acucar Logo Omitted]                                   Page 2 of 2
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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                        Doris Pompeu
Investor Relations Director                Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                             E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br

                       Website: http://www.cbd-ri.com.br
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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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